Exhibit 11.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our reports (i) dated October 16, 2020, with respect to the balance sheet of Groundfloor Yield, LLC as of July 31, 2020, and the related statements of operations, changes in member’s deficit, and cash flows for the period from April 10, 2020 (date of inception) to July 31, 2020, and (ii) dated March 16, 2020 with respect to the consolidated balance sheets of Groundfloor Finance Inc. and its subsidiaries as of December 31, 2019, and the related statements of operations, changes in stockholders’ deficit, and cash flows for the year then ended, each of which appear in the accompanying Form 1-A of Groundfloor Yield, LLC. We also consent to the reference under the heading “Experts” appearing therein. Our reports contain an explanatory paragraph regarding the ability of the Company to continue as a going concern.

/s/ Cherry Bekaert LLP

Atlanta, Georgia

January 14, 2021